FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-221493
September 17, 2020

Checkpoint Therapeutics Announces $20.0 Million Bought Deal Offering

New York, NY – September 17, 2020 – Checkpoint Therapeutics, Inc. (“Checkpoint” or the “Company”) (NASDAQ: CKPT), a clinical-stage immunotherapy and targeted oncology company, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 7,142,857 shares of common stock of the Company, at a price to the public of $2.80 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about September 22, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company also has granted to the underwriter a 30-day option to purchase up to an additional 1,071,428 shares of common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds to Checkpoint, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter's option to purchase additional common stock, are expected to be approximately $20.0 million. The Company intends to use the net proceeds from this offering for development, regulatory and commercial preparation activities relating to cosibelimab, and for general corporate purposes.

The shares of common stock are being offered by the Company pursuant to a "shelf" registration statement on Form S-3 (File No. 333-221493) originally filed with the Securities and Exchange Commission (the "SEC") on November 9, 2017, and declared effective by the SEC on December 1, 2017. The offering of the shares of common stock is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to, and describing the terms of, the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Checkpoint Therapeutics

Checkpoint Therapeutics, Inc. (“Checkpoint”) is a clinical-stage immunotherapy and targeted oncology company focused on the acquisition, development and commercialization of novel treatments for patients with solid tumor cancers. Checkpoint is evaluating its lead antibody product candidate, cosibelimab, a potential best-in-class anti-PD-L1 antibody licensed from the Dana-Farber Cancer Institute, in an ongoing global, open-label, multicohort Phase 1 clinical trial in checkpoint therapy-naïve patients with selected recurrent or metastatic cancers, including ongoing cohorts in locally advanced and metastatic cutaneous squamous cell carcinoma intended to support one or more applications for marketing approval. In addition, Checkpoint is evaluating its lead small-molecule, targeted anti-cancer agent, CK-101, a third-generation epidermal growth factor receptor (“EGFR”) inhibitor, as a potential new treatment for patients with EGFR mutation-positive non-small cell lung cancer. Checkpoint is headquartered in New York City and was founded by Fortress Biotech, Inc. (NASDAQ: FBIO).

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to the completion of the public offering, the satisfaction of customary closing conditions related to the public offering and the intended use of net proceeds from the public offering, our plans to submit one or more Biologics License Applications and seek approvals for cosibelimab, statements regarding the potential differentiation of cosibelimab, including a potentially favorable safety profile as compared to the currently available anti-PD-1 therapies, statements relating to the half-life and functional Fc domain of cosibelimab translating into potential enhanced efficacy, statements relating to the timing of the completion of enrollment and full top-line results, statements relating to how long we believe our cash will fund our operations, any statements relating to our growth strategy and product development programs, and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks that regulatory authorities will not accept an application for approval of cosibelimab based on data from the ongoing Phase 1 study; risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials, including potential disruptions to such trials caused by the Covid-19 pandemic; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; market and other conditions and the satisfaction of customary closing conditions related to the offering; as well as other risks described in our Securities and Exchange Commission filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. We qualify all of our forward-looking statements by the cautionary statements above. In addition, with respect to all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Company Contacts:

Jaclyn Jaffe and William Begien

Checkpoint Therapeutics, Inc.

(781) 652-4500

ir@checkpointtx.com

Investor Relations Contact:

Ashley R. Robinson

Managing Director, LifeSci Advisors, LLC

(617) 430-7577

arr@lifesciadvisors.com

Media Relations Contact:

Tony Plohoros

6 Degrees

(908) 591-2839

tplohoros@6degreespr.com